

August 26, 2010

Russell Haraburda, President and Chief Executive Officer
EnviraTrends, Inc.
1900 Main Street, Suite 312
Sarasota, FL 34236

> **Re:**   **EnviraTrends, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed August 12, 2010**
> **File No. 333-164086**

Dear Mr. Haraburda:

We have reviewed your amended registration statement and response letter filed on August 12, 2010 and have the following comments.

<u>General</u>

1.   We note your responses to comments one and three in our letter dated January 25, 2010. We have the following comments:

- Please revise to provide a more detailed discussion of your operations to date and your plan of operations for the next 12 months, including a detailed discussion of the actions you have taken to date to accomplish the operational activities listed in the bullet points on page four.

- With respect to your assertion that you are neither a blank check company nor a shell company, please address the fact that the disclosure in the filing indicates that you do not intend to implement your business plan until you raise $500,000, as disclosed at the bottom of page 22.

- Please revise to provide a detailed discussion of your plan to raise the $500,000 in funding you need to implement your business plan. In this regard, please explain why you are registering shares for resale at this time in light of the disclosure in your filing that you need to raise additional capital to implement your business plan. For example, are you contractually obligated to do so? Further, please add a risk factor discussing the fact that selling shareholders may compete with the company for buyers of your shares, making it potentially more difficult for the company to raise money.

2.   We note your response to comment two in our letter dated January 25, 2010. Please explain the business conducted by Vista Partners LLC during the time Mr. Haraburda served as Manager. Please also explain what you mean by "introductions of business to business." Please also comply with this comment with respect to the description of Mr. Haraburda's business experience on page 16.

3.   We note your response to comment 10 in our letter dated January 25, 2010. Please provide us with a detailed analysis as to why the private offering that you conducted following the filing of the initial registration statement should not be integrated with the public offering. Further, please revise the disclosure under "Recent Sales of Unregistered Securities" on page 33 to disclose information required by Item 701 of Regulation S-K for this transaction.

Outside Front Cover Page of Prospectus

4.   We note the disclosure in the first paragraph and the third paragraph. Please revise to discuss your plans for having your common stock quoted on the OTC Bulletin Board. In addition, please remove the reference to the NASDAQ stock market.

Summary Information and Risk Factors, page 4

Organization, page 4

5.   We note your response to comment nine in our letter dated January 25, 2010. Please discuss in greater detail the reasons why you wanted to be governed by Wyoming law. In this regard, we note that many investors may not be familiar with differences in corporate law and why you would select this incorporation venue over other venues, such as Florida, where you intend to operate your business.

Business, page 4

6.   We note the disclosure in the fourth paragraph that you "anticipate stepping up our marketing efforts with mass mailings and catalogue sales contacts in February 2011." Please explain what you mean by the phrase "stepping up."

7.   Given the lack of operations to date, please remove the statement in the fourth paragraph that you "anticipate we will make our initial sales in the third quarter of 2011 and begin delivering product in the fourth quarter of 2011."

Risk Factors, page 6

Because of dependence on consumer preference…, page 6

8.   The disclosure in this risk factor discusses your business as if you have begun producing and selling products. For example, the first sentence implies that your business currently is impacted by fluctuations in customer preferences and the second sentence indicates that there has been demand for your product. Given the lack of operations to date, please revise accordingly.

Because we depend initially on a limited number of third party manufacturers…, page 7

9.   Please revise this subheading to remove the implication that you have begun producing and selling products.

If our business reputation is damaged…, page 7
If we cannot increase our sales volumes…page 7
Because our competitors in the pet memorial products sales business…, page 7

10.   Please explain the applicability of these risk factors to your offering given the lack of operations. In this regard, please add risk factors that specifically address the risks associated with the development stage of your company. For example, and without limitation, add risk factors related to completing the development of your product, raising the funds necessary to implement your business plan, and negotiating a manufacturing agreement.

We depend heavily on key personnel.., page 8
Our management has limited experience…, page 8
Certain of our stockholders…, page 8

11.   Please revise these risk factors to reflect the fact that Mr. Haraburda is your sole officer and key employee.

Selling Shareholders, page 11

12.   We note that your disclosure in the last sentence on page 11 appears to be incomplete. Please revise your disclosure to clarify the last sentence so that we may understand the exclusion applying to Mr. Prasad and Rita Prasad.

13.   We note your response to comment 13 in our letter dated January 25, 2010. We reissue the comment. Please provide the full name of the natural person having voting or investment control over the securities held by Black Diamond Holdings. Please revise to further provide footnote disclosure stating that the name listed is the natural person having voting or investment control over the securities.

14.   We note your response to comment 14 in our letter dated January 25, 2010 in which you
        state that Mr. Williams and Mr. Burk are affiliates of your company. We reissue the
        prior comment. Please revise this section of the registration statement to identify both
        Mr. Williams and Mr. Burk as affiliates of your company and explain the nature of the
        relationship with your company.

Directors, Executive Officers, Promoters, and Control Persons, page 15

15.   Please revise the biography of Mr. Prasad to provide a complete employment history for
        the past five years.

Security Ownership of Certain Beneficial Owners and Management, page 17

16.   We note your response to comment 22 in our letter dated January 25, 2010 and reissue
        this comment, as the total does not reconcile.

Description of Business, page 19

17.   We note your response to comment 24 in our letter dated June 25, 2010 and reissue this
        comment with respect to this section. In this regard, we note that disclosure throughout
        this section continues to discuss your operations as if you currently produce and sell the
        product.

General, page 19

18.   We note your response to comment 25 in our letter dated January 25, 2010 and reissue
        this comment with respect to the first paragraph of this section. Please also comply with
        this comment with respect to the first paragraph under "Business" on page 4.

Business, page 20

19.   We note your response to comment 26 in our letter dated June 25, 2010. Please describe
        in greater detail the manufacturing process and the raw materials necessary to produce
        the product.

20.   We note your response to comment 27 in our letter dated June 25, 2010. Please tell us
        what you meant in your response when you stated the following: "No longer buying these
        furnaces ourselves at this time."

Intellectual Property, page 22

21.   Please revise to specifically identify and describe the intellectual property relating to your product. Please also disclose whether you or the prior owners of this intellectual property sought protection for this intellectual property, such as by filing a patent application.

22.   We note that ImagiTrend Group LLC did not develop the intellectual property, but rather the intellectual property was owned by a company that ImagiTrend Group LLC intended to acquire and operate as a wholly-owned subsidiary. Please advise us as to how the intellectual property came to be owned directly by ImagiTrend Group LLC.

Plan of Operation during the Next Twelve Months, page 23

23.   We note your response to comment 31 issued in our letter dated January 25, 2010. Please revise your disclosure to explain your plans if you cannot receive the necessary funding.

Management's Discussion and Analysis of Financial Condition . . ., page 24

Plan of Operation, page 24

24.   Given the lack of operations to date, please remove the statement "[w]e anticipate receiving and fulfilling the first orders by July 2011."

Liquidity and Capital Resources, page 25

25.   We have reviewed your response to prior comment 32 from our letter dated January 25, 2010. It is unclear where you have added the requested disclosure. As previously requested, please disclose your commitments for capital expenditures, if any, as of September 30, 2009, including the amount of and a description of the commitments. In addition, please disclose how you anticipate funding these commitments. See Item 303(a)(2) of Regulation S-K.

26.   You disclose on page 25 that you have raised $110,700 through the sale of common stock during the period June 22, 2009 (date of inception) through December 31, 2009. Based on your statements of cash flows, it appears that this amount was actually raised during the period June 22, 2009 through March 31, 2010. Please revise.

Going Concern, page 25

27.   You disclose that your negative working capital as of March 31, 2010 is $118,996. Based on your balance sheet, it appears that you actually have negative working capital as of March 31, 2010 in the amount of $121,954. Please revise.

Description of Property, page 26

28.   We note your response to comment 33 in our letter dated June 25, 2010. Please file as an exhibit to the registration statement a written description of the material terms of the sublease. See Item 601(b)(10) of Regulation S-K. Please also see our Regulation S-K Compliance & Disclosure Interpretations at Question 146.04.

Certain Relationships and Related Transactions, page 26

29.   Please revise the disclosure in this section to specifically identify the parties to each transaction and their relation to the company. In this regard, we note the following:

  • The first paragraph does not identify the "founder and president."
  • The second paragraph does not identify the "affiliate."
  • The third paragraph does not identify the "president and majority stockholder."
  • The fourth paragraph does not identify the relationship of ImagiTrend to your company.

Financial Statements, page F-1

General

30.   Please include interim financial statements for the period ended June 30, 2010. Please similarly update your financial information throughout the filing. See Rule 8-08 of Regulation S-X.

Note 1 – Summary of Significant Accounting Policies, page F-7

History, page F-7

31.   You disclose that your fiscal year end is December 31. We note that your fiscal year end as disclosed in your Form S-1 was September 30, and you continue to present audited financial statements as of and for the period ended September 30 in this Form S-1/A. As such, please confirm that your fiscal year end is December 31 or revise accordingly.

32.   Please revise the disclosure in the fourth paragraph to provide a materially complete description of the transaction. Alternatively, please provide a cross-reference to this disclosure if it is included elsewhere in the filing.

33.   We note your response to comment 39 in our letter dated June 25, 2010. Please describe in greater detail the nature of the services provided. Please also disclose the value of the services.

<u>Exhibits, page 34</u>

34.   Please revise to identify each exhibit by the full title of the document.

35.   The "Further Amended Articles" is tagged incorrectly as exhibit 10.5 on the EDGAR system. Re-file the exhibit tagged correctly.

36.   Please revise to separately identify the amendment to the employment agreement.

<u>Exhibit 5.1</u>

37.   We note that you have not filed an amended legal opinion. We reissue comment 43 issued in our letter dated January 25, 2010.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

        You may contact Jeffrey Gordon, Staff Accountant at (202) 551-3866 or Rufus Decker, Accounting Branch Chief at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Chambre Malone, Staff Attorney at (202) 551-3262 or Andrew Schoeffler, Staff Attorney at (202) 551-3748 with any other questions.

                                                Sincerely,

                                                Pamela Long
                                                Assistant Director

cc: Wyoming Corporate Services, Inc.
        2710 Thomes Ave.
        Cheyenne, Wyoming 82001

cc: Michael Williams, Esq. *(via facsimile at* (813) 832-5284)
        Williams Law Group, P.A.
        2503 West Gardner Court
        Tampa, FL 33611